SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the month of July, 2007
Commission File Number: 333-132381
CHINA GRENTECH CORPORATION LIMITED
16/F, Block B, Zhongyin Tower,
Caitian North Road, Futian District, Shenzhen 518026
People’s Republic of China
Tel: (86 755) 8350-1796
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                              Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ☐                              No ☑
     (If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    . )
     N/A

CHINA GRENTECH ANNOUNCES SECONDARY OFFERING OF 3.3 MILLION ADSs
SIGNATURES

This Form 6-K consists of:
The Announcement of a secondary offering of 3.3 million ADSs by China GrenTech Corporation Limited (the “Registrant”), made by the Registrant in English on July 17, 2007.

2

FOR IMMEDIATE RELEASE
CHINA GRENTECH ANNOUNCES SECONDARY OFFERING OF
3.3 MILLION ADSs
Shenzhen, China, July 17, 2007 — China GrenTech Corporation Limited (“China GrenTech” or “the Company”) (NASDAQ: GRRF), a leading China-based wireless coverage products and services provider and radio frequency (“RF”) technology developer, today announced the commencement of a secondary offering by two of its existing shareholders of a total of 3,296,114 American Depositary Shares (“ADSs”), each representing 25 ordinary shares of China GrenTech. The shares are being offered by pre-IPO investors, Actis China Investment Holdings No. 1 Limited and Standard Chartered Private Equity Limited. China GrenTech will neither sell any securities nor receive any proceeds in the offering.
The offering of these securities is being made only by means of a registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”) by China GrenTech. A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
Bear, Stearns & Co. Inc. is acting as sole bookrunner and representative of the underwriters of the offering. When available, copies of the preliminary prospectus relating to the offering may be obtained from Bear, Stearns & Co. Inc., 383 Madison Avenue, New York, New York 10179, Attention: Prospectus Department.
About China GrenTech
China GrenTech is a leading radio frequency, or RF, technology developer and a leading provider of wireless coverage products and services to telecommunication operators in China. The Company uses RF technology to design and manufacture wireless coverage products, which enable telecommunication operators to expand the reach of their wireless communication networks to indoor and outdoor areas, such as buildings, highways, railways, tunnels and remote regions. China GrenTech derives most of its revenues from wireless coverage products and services.
Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components for base station equipment manufacturers. China GrenTech is a qualified supplier of RF parts and components to major base station equipment manufacturers such as Huawei Technologies Co., Ltd., ZTE Corporation and Datang Mobile Communications Equipment Co., Ltd.
Forward-Looking Statements
Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China GrenTech to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. China GrenTech undertakes no ongoing obligation, other than that imposed by law, to update these statements. Further information regarding these risks, uncertainties and other factors is included in China GrenTech’s most recent Annual Report on Form 20-F filed with the SEC and in the Company’s other filings with the SEC.

Contacts

Investor Contact:	Investor Relations (US):
Dora Li, IR Director	Delia Cannan
China GrenTech Corp Ltd.	Taylor Rafferty
+86 755 8350 1796	+1 212 889 4350
lidongmei@powercn.com	GrenTech@Taylor-rafferty.com

Investor Relations (HK):	Media Contact:
Ruby Yim	John Dooley
Taylor Rafferty	Taylor Rafferty
+852 3196 3712	+1 212 889 4350
GrenTech@Taylor-rafferty.com	GrenTech@Taylor-rafferty.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China GrenTech Corporation Limited

By: /s/ Rong Yu

Title: Director, Chief Financial Officer and Principal Accounting Officer

Date: July 18, 2007